UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4)

CHINA FIRE & SECURITY GROUP, INC.

(Name of Issuer)

Common Stock (Par value $0.01 per share)

  (Title of Class of Securities)

90915 R 105

  (CUSIP Number)

Amber Parent Limited Attention: Jonathan Zhu Lihong Wang Craig Boyce c/o Bain Capital Asia, LLC 47th Floor, Cheung Kong Center 2 Queen’s Road, Central Hong Kong Telephone: +852 3656 6800
Brian Lin
Chief Executive Officer
China Fire & Security Group, Inc.
South Banbidian Industrial Park
Liqiao Township, Shunyi District
Beijing, 101304
People's Republic of China
Telephone: +86 10 8441 7400

with copies to:

David Patrick Eich, Esq. Jesse Sheley, Esq. Kirkland & Ellis 26th Floor, Gloucester Tower The Landmark 15 Queen's Road, Central Hong Kong Telephone: +852 3761 3300	Steven Liu, Esq. DLA Piper UK, LLP 20th Floor, South Tower, Beijing Kerry Center 1 Guanghua Road Chaoyang District, Beijing 100020 People's Republic of China Telephone: +86 10 6561 1788

  (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 4, 2011

  (Date of Event Which Requires Filing of this Statement)

 If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The Information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.: 90915 R 105
1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Amber Parent Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3		SEC USE ONLY

4		SOURCE OF FUNDS
OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7	SOLE VOTING POWER 10
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 10
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

100%
14	TYPE OF REPORTING PERSON

CO

CUSIP NO.: 90915 R 105
1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Weigang Li
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3		SEC USE ONLY

4		SOURCE OF FUNDS
OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

CUSIP NO.: 90915 R 105
1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Jincai Li
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3		SEC USE ONLY

4		SOURCE OF FUNDS
OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

CUSIP NO.: 90915 R 105
1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

China Honour Investment Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3		SEC USE ONLY

4		SOURCE OF FUNDS
OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

CO

CUSIP NO.: 90915 R 105
1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Li Brothers Holdings Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3		SEC USE ONLY

4		SOURCE OF FUNDS
OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

CO

CUSIP NO.: 90915 R 105
1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Alpha Great Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3		SEC USE ONLY

4		SOURCE OF FUNDS
OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

CO

CUSIP NO.: 90915 R 105
1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Future Champion Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3		SEC USE ONLY

4		SOURCE OF FUNDS
OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

CO

CUSIP NO.: 90915 R 105
1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Jin Zhan Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3		SEC USE ONLY

4		SOURCE OF FUNDS
OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

CO

CUSIP NO.: 90915 R 105
1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Vyle Investment Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3		SEC USE ONLY

4		SOURCE OF FUNDS
OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

CO

CUSIP NO.: 90915 R 105
1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Bin Brian Lin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3		SEC USE ONLY

4		SOURCE OF FUNDS
OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

CUSIP NO.: 90915 R 105
1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Small Special Technology Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3		SEC USE ONLY

4		SOURCE OF FUNDS
OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

CO

CUSIP NO.: 90915 R 105
1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Weishe Zhang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3		SEC USE ONLY

4		SOURCE OF FUNDS
OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

This statement of beneficial ownership on Schedule 13D/A is being filed jointly by Amber Parent Limited (“Parent”), China Honour Investment Limited (“China Honour”), Li Brothers Holdings Inc. (“Li Brothers”), Alpha Great Holdings Limited (“Alpha Great”), Future Champion Limited (“Future Champion”), Jin Zhan Limited (“Jin Zhan”), Vyle Investment Inc. (“Vyle”), Small Special Technology Inc. (“Small Special”), Weigang Li, Jincai Li, Bin Brian Lin and Weishe Zhang (collectively, the “Reporting Persons”).

This Schedule 13D/A amends the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on December 9, 2010 by Alpha Great, China Honour, Future Champion, Li Brothers and Weigang Li with respect to the common stock, par value $0.001 per share (the “Common Stock”), of China Fire & Security Group, a Florida corporation (the “Issuer”), as previously amended by Amendment No. 1 filed on January 21, 2011, Amendment No. 2 filed on March 25, 2011 and Amendment No. 3 filed on May 27, 2011 (the “Schedule 13D”).

Unless otherwise stated herein, the Original Schedule 13D remains in full force and effect.  Terms used therein and not defined herein have the meanings ascribed thereto in the Original Schedule 13D.  Reporting Persons that are entities shall be referred to hereinafter as “Entity Reporting Persons” and Reporting Persons who are individuals shall be referred to hereinafter as “Individual Reporting Persons.”

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On September 22, 2011, the Issuer held a special meeting of shareholders (the “Special Meeting”) at B-2508 TYG Center, C2, Dongsanhuanbeilu, Chaoyang District, Beijing 100027, People’s Republic of China.  At the Special Meeting, the Issuer’s stockholders voted in favor to approve the previously disclosed Agreement and Plan of Merger, dated May 20, 2011 (the “Merger Agreement”), by and among the Issuer, Parent and Amber Mergerco, Inc., a Florida corporation and wholly-owned subsidiary of Parent (“Merger Sub”), providing for the merger of Merger Sub with and into the Issuer (the “Merger”), with the Issuer surviving the merger as a wholly-owned subsidiary of Parent.

On November 4, 2011, the Issuer filed the Articles of Merger with the Division of Corporations of Florida Department of State, pursuant to which the Merger became effective. Upon consummation of the Merger, each outstanding share of Common Stock (other than as described below) was converted automatically into the right to receive $9.00 in cash (the “Per Share Merger Consideration”), without interest and less any applicable withholding taxes.

Li Brothers is a special purpose company controlled in part by Weigang Li and Jin Zhan is a special purpose company controlled in full by Weigang Li, and Vyle Investment and Small Special are special purpose companies controlled in full by Brian Lin and Weishe Zhang, respectively (Li Brothers, Jin Zhan, Vyle Investment and Small Special collectively, the “Rollover Investors”).   On May 20, 2011, the Rollover Investors entered into a rollover agreement (the “Rollover Agreement”) with Parent and Merger Sub. Pursuant to the Rollover Agreement, immediately prior to the Merger, the Rollover Investors contributed to Parent a portion of the shares of Common Stock owned by them (the “Rollover Shares”), in exchange for a certain equity interest in Parent at the same price per share as was paid by the shareholders of Parent affiliated with Bain Capital Asia Fund, L.P. and Bain Capital Fund X, L.P.  In addition, Li Brothers contributed an additional portion of the Common Stock owned by it (the “Cashed-Out Shares”) to Merger Sub in exchange for a per share amount equal to the Per Share Merger Consideration, which will be paid after the Issuer’s shareholders generally receive their merger consideration. The Issuer, as the surviving corporation of the Merger, is required to pay Li Brothers the consideration for the Cashed-Out Shares as soon as practicable following such time as it has funds sufficient to make such payment and to use its reasonable best efforts to make such payment within three months following the completion of the Merger. Shares of Common Stock owned by Parent or Merger Sub (including the Rollover Shares and the Cashed-Out Shares) were cancelled without payment of the Per Share Merger Consideration. No shareholder has made a demand for appraisal rights under the Florida Business Corporation Act.

Upon the effective time of the Merger, the Issuer became a wholly-owned subsidiary of Parent with 10 shares of Common Stock outstanding (all of which became owned by Parent) and the separate corporate existence of Merger Sub ceased. As a result of the Merger, the Common Stock ceased to trade on The NASDAQ Capital Market  (“NASDAQ”) prior to the opening of trading on November 7, 2011 and the Issuer became eligible for delisting from NASDAQ and termination of registration pursuant to Rules 12g-4(a)(1) and 12h-3(b)(1)(i) of the Exchange Act. NASDAQ has filed an application on Form 25 with the SEC to report that the Issuer is no longer listed on NASDAQ. On November 14, 2011, the Issuer filed a Certification and Notice of Termination on Form 15 with the SEC in order to deregister the Common Stock under the Exchange Act and suspend the Issuer’s reporting obligations under the Exchange Act.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

(a) - (b)
As of the date of filing of this Amendment, Parent beneficially owns 10 shares of Common Stock, representing 100% of the outstanding shares of the Issuer.  Parent has the sole voting and dispositive power with respect to these shares.

Except as set forth in this Item 5, none of the Reporting Persons beneficially owns any shares of Common Stock or has any voting power or dispositive power over any shares of Common Stock.

(c)
Except for the transactions described in Item 4, none of the Reporting Persons, and, to their knowledge, none of the directors and officers of the Reporting Persons, has effected any transactions in shares of the Common Stock during the past 60 days.

(d)	Not applicable.

(e)	As a result of the Merger on November 4, 2011, all Reporting Persons, with the exception of Parent, ceased to be the beneficial owner of any securities of the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The description in Item 4 of this Amendment is incorporated herein by reference, and is qualified in its entirety by the full text of the Merger Agreement, which was filed as Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer on May 23, 2011, and is incorporated herein by reference in its entirety as Exhibit 99.2.

Item 7. Material to be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement dated November 15, 2011 by and between the Reporting Persons

Exhibit 99.2
Agreement and Plan of Merger, dated May 20, 2011, by and among the Issuer, Amber Parent Limited and Amber Mergerco, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by China Fire & Security Group, Inc. on May 23, 2011 (File No. 001-33588)).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Reporting Persons:

Date: November 15, 2011

Amber Parent Limited

/s/ Brian Lin
Name: Brian Lin
Title: Authorized Signatory

/s/ Weigang Li
Weigang Li

/s/ Jincai Li
Jincai Li

China Honour Investment Limited

/s/ Weigang Li
Name: Weigang Li
Title: Authorized Signatory

Li Brothers Holdings Inc.

/s/ Weigang Li
Name: Weigang Li
Title: Authorized Signatory

Alpha Great Holdings Limited

/s/ Weigang Li
Name: Weigang Li
Title: Authorized Signatory

Future Champion Limited

/s/ Weigang Li
Name: Weigang Li
Title: Authorized Signatory

Jin Zhan Limited

/s/ Weigang Li
Name: Weigang Li
Title: Authorized Signatory

Vyle Investment Inc.

/s/ Brian Lin
Name: Brian Lin
Title: Authorized Signatory

/s/ Brian Lin
Brian Lin

Small Special Technology Inc.

/s/ Weishe Zhang
Name: Weishe Zhang
Title: Authorized Signatory

/s/ Weishe Zhang
Weishe Zhang